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THOMPSON
HINE

   ATLANTA     BRUSSELS     CINCINNATI     CLEVELAND     COLUMBUS      DAYTON
                         NEW YORK   WASHINGTON, D.C.
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Submitted electronically

April 29, 2005

Vince DiStefano
U.S. Securities & Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20549
RE: Gateway Trust, File No. 2-59895 and 811-02773


Dear Mr. DiStefano:

On February 25, 2005, Gateway Trust (the "Trust") filed Post-Effective Amendment No. 41 to its Registration Statement on Form N-1A. Please find below the Trust's responses to your comments provided by telephone. For your convenience, I have restated your comments.

Prospectus

         Comment: Under the heading "Purchasing Stocks," revise the disclosure to comply with plain English requirements.

         Response: The disclosure has been revised as requested, and the revisions are highlighted below.



         The Fund invests in a diversified stock portfolio designed to support the Fund's index-option-based risk management strategy as efficiently as possible while seeking to enhance the Fund's total return. The Adviser uses a multi-factor quantitative model to construct the stock portfolio. The model evaluates approximately 9,000 stocks traded on the New York Stock Exchange, the American Stock Exchange and the NASDAQ Stock Market to construct a portfolio that meets criteria and constraints established by the Adviser. Generally, the Adviser tries to minimize the difference between the performance of the stock portfolio and that of the index or indexes underlying the Fund's option strategy while also considering other factors, such as predicted dividend yield. The Adviser monitors this difference and the other factors, and rebalances and adjusts the stock portfolio from time to time. The portfolio is expected to be generally representative of the broad U.S. equity market.


Don.Mendelsohn@ThompsonHine.com     Phone 513.352.6546     Fax 513.241.4771


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April 29, 2005
Page 2

Statement of Additional Information

         Comment: With respect to the second paragraph of the section titled "Disclosure of Portfolio Holdings," explain supplementally whether the Board of Trustees considered the "conditions of confidentiality" identified as items (ii), (iii) and (iv) to be sufficient.

         Response: The Board of Trustees did consider whether these measures were sufficient and concluded that, due to the nature of the Fund and its portfolio holdings, the risk of misuse of portfolio information was very limited and, therefore, these measures are sufficient.

General

         Comment: Please provide a statement in response to the generic "Tandy" letter.

         Response: The Trust hereby acknowledges that:

         (a) The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the "Staff");

         (b) Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

         (c) The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





If you have any further questions or additional comments, please contact the undersigned at 513-352-6546.

Very truly yours,



/s/ Donald S. Mendelsohn

Donald S. Mendelsohn

cc:      Donna Squeri